SECURITY LIFE OF DENVER INSURANCE COMPANY

and its
SECURITY LIFE SEPARATE ACCOUNT A1
SECURITY LIFE SEPARATE ACCOUNT L1
SECURITY LIFE SEPARATE ACCOUNT S-L1
SECURITY LIFE SEPARATE ACCOUNT S-A1

Supplement Dated December 5, 2019

This supplement updates and amends certain information contained in your current product prospectus and any subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus.

IMPORTANT INFORMATION ABOUT THE
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO
(the "Fund")

Effective immediately, the Fund's diversification status will be considered either "diversified" or "non-diversified," as defined in the 1940 Act, depending upon the composition of the Russell Top 200® Growth Index (the "Index") at the time.

A "non-diversified" mutual fund may invest a greater percentage of its assets in the securities of a single issuer than a "diversified" mutual fund. A "non-diversified" investment company is subject to the risks of focusing investments in a small number of issuers, industries or foreign currencies, including being more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified mutual fund might be. The Fund may significantly underperform other mutual funds or investments due to the poor performance of relatively few stocks, or even a single stock, and the Fund shares may experience significant fluctuations in value.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy/contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting Customer Service.

If you received a summary prospectus for any of the funds available through your policy/contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.